[American International Group, Inc.]
November 2, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc. -- Registration Statement on Form S-4 (File No. 333-169849)
Dear Mr. Riedler:
          On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended, the Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-169849) relating to up to 7,348,942 shares of AIG’s common stock, par value $2.50 per share, which AIG plans to offer in exchange, plus up to $243,564,496 in cash, for up to 74,480,000 of its outstanding Equity Units consisting of Corporate Units.
          Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon

cc:	Robert W. Reeder III Ann Bailen Fisher Glen T. Schleyer (Sullivan & Cromwell LLP)